Exhibit 99.3

May 29, 2019

“Bezeq” - The Israel

Telecommunication Corp. Ltd.

Quarterly report for period ended
March 31, 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Directors’ Report on the State of the Company’s Affairs for the period ended March 31, 2019

Interim Financial Statements as at March 31, 2019

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended March 31, 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Update to Chapter A (Description of Company

Operations) of the Periodic Report for 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Update to Chapter A (Description of Company Operations)1
to the Periodic Report for 2018 (“Periodic Report”)
of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company

On proposals to purchase shares of Internet Gold and B Communications - based on the reports of these companies, in April and May 2019, two proposals were received from Searchlight Group and Zeevi Group for the purchase of shares of B Communications. Subsequently, according to notice received from B Communications, the bond holders of Internet Gold and B Communications approved in principle and in an indicative manner the updated offer of Searchlight Group for the purchase of shares of Internet Gold and B Communications and for an additional investment in B Communications, as part of the acquisition of control of B Communications by Searchlight Group. To the best of the Company’s knowledge, this proposal has yet to develop into a binding transaction and it is subject to statutory approvals. On this matter, see also Immediate Reports filed by the Company on April 8, 2019, April 10, 2019, April 17, 2019, April 19, 2019, May 2, 2019, May 14, 2019, and May 20, 2019, included here by way of reference.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2018 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	Q1 2019		Q4 2018	Q3 2018	Q2 2018		Q1 2018
Revenues (NIS million)	1,043		1,026	1,043	1,064		1,063
Operating profit (NIS million)	531		(87)	451	387		473
Depreciation and amortization (NIS million)	207		217	218	211		204
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	738		130	669	598		677
Net profit (NIS million)	321		(155)	257	202		263
Cash flow from current activities (NIS million)	471		600	583	507		516
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	210		225	233	313	*	205
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	39	**	270 **	8	(58)		7
Payments for leases	34		9	28	29		33
Free cash flow (NIS million)(2)	266		636 **	330	107	*	285
Number of active subscriber lines at the end of the period (in thousands)(3)	1,792		1,818	1,843	1,865		1,889
Average monthly revenue per line (NIS) (ARPL)(4)	50		51	51	52		53
Number of outgoing use minutes (million)	926		989	960	1,010		1,055
Number of incoming use minutes (million)	1,090		1,160	1,125	1,151		1,191
Total number of internet lines at the end of the period (thousands)(7)	1,635		1,656	1,663	1,662		1,653
The number of which provided as wholesale internet lines at the end of the period (thousands)(7)	624		626	617	600		574
Average monthly revenue per Internet subscriber (NIS) - retail	96		96	93	93		92
Average bundle speed per Internet subscriber - retail (Mbps)(5)	61.5		59.1	57.4	55.4		53.5
Telephony churn rate(6)	3.0%		3.1%	2.7%	2.8%		3.0%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. The Company’s EBITDA is calculated as operating profit before depreciation, amortization and ongoing losses from the impairment of property, plant and equipment and intangible assets. Commencing January 1, 2019, in order to reasonably present economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under the item depreciation and amortization, and ongoing losses from the impairment of broadcasting rights under the item operational and general expenses (in the Income Statement). On this matter, see Notes 3.1 and 5 to the Company’s consolidated financial statements for the period ended March 31, 2019.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net, and from 2018, with the application of IFRS 16, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important indication of liquidity that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (not including a subscriber who neglected to pay his debt to the Company on time in (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

(*)	In Q2 2018 - including permit fee payments in the amount of NIS 112 million (75% of the requirement) for the sale of the Sakia property. Land appreciation tax in the amount of NIS 80 million paid for the sale of the Sakia property was reclassified from payments for investments to reducing the proceeds from the sale of property, plant and equipment in Q2 2018. In Q1 2019, a refund of land appreciation tax was received in the amount of NIS 5 million.

(**)	Including consideration from the Sakia sale in the amount of NIS 5 million in Q1 2019 and NIS 155 million in Q4 2018.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

B.	Pelephone

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue from services (NIS million)	417	437	449	438	431
Revenue from the sale of terminal equipment (NIS million)	161	181	155	164	188
Total revenue (NIS million)	578	618	604	602	619
Operating profit (loss) (NIS million)	(10)	(4)	(2)	2	2
Depreciation and amortization (NIS million)	157	177	161	159	158
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	147	173	159	161	160
Net profit (NIS million)	2	2	6	7	9
Cash flow from current activities (NIS million)	195	156	194	181	239
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	63	78	69	90	69
Payments for leases	69	70	64	50	75
Free cash flow (NIS million)(1)	63	8	61	41	95
Number of postpaid subscribers at the end of the period (thousand)(2)(5)	1,842	1,831	1,817	1,800	1,760
Number of prepaid subscribers at the end of the period (thousand)(2)(5)	382	374	368	801	786
Number of subscribers at the end of the period)(2)	2,224	2,205	2,185	2,601	2,546
Average monthly revenue per subscriber (NIS) (ARPU)(3)	63	66	68	57	57
Churn rate(4)	8.6%	9.0%	9.1%	7.3%	8.0%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018), and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). On the change in the definition of subscribers from Q3 2018, see comment (5) below.

(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see comment (5) below.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see comment (5) below.

(5)	From Q3 2018, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of Q3 2018, 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 in the ARPU index and an increase of 1.5% in the churn rate in Q3 2018.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

C.	Bezeq International

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenues (NIS million)	341	370	333	336	352
Operating profit (NIS million)	34	21	31	30	34
Depreciation and amortization (NIS million)	46	60	46	45	43
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	80	81	77	75	77
Net profit (NIS million)	25	13	20	20	24
Cash flow from current activities (NIS million)	56	106	73	54	67
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	33	25	26	44	31
Payments for leases	8	9	9	9	9
Free cash flow (NIS million)(1)	15	72	38	1	27
Churn rate(3)	6.6%	7.7%	5.8%	6.0%	6.0%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long-term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q1 2019	Q4 2018		Q3 2018	Q2 2018	Q1 2018
Revenues (NIS million)	343	356		367	375	375
Operating profit (loss) (NIS million)	(45)	(1,139	)*	1	(17)	(1)
Depreciation, amortization and ongoing impairment (NIS million)	55	84		81	79	79
EBITDA (Earnings before income taxes, depreciation, amortization and ongoing impairment) (NIS million)(1)	10	(1,055	)*	82	62	78
Net profit (loss) (NIS million)	(50)	(1,137	)*	(2)	(10)	1
Cash flow from current activities (NIS million)	53	46		34	60	86
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	64	81		79	75	62
Payments for leases	8	6		9	8	8
Free cash flow (NIS million)(1)	(19)	(41)		(54)	(23)	16
Number of subscribers (at the end of the period, in thousands)(2)	568	574		584	582	580
Average monthly revenue per subscriber (ARPU) (NIS)(3)	200	206		210	215	214
Churn rate(4)	5.6%	5.6%		5.1%	4.7%	6.1%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. In Q4 2018, the standardization formula was updated as a result of which the number of subscribers fell by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of customers moving over to packages that are richer in content at a higher price.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the period.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

(*)	See Note 5.1 to the Company’s financial statements for the period ended March 31, 2019 concerning impairment of assets.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.6 - Group Outlook

Further to the Immediate Report published by the Company on May 6, 2019, concerning the sale of the Sakia property, which is included here by way of reference, and to the information in the update to Section 2.7.4, and the expectation of recording a capital gain (the scope of which is still being assessed by the Company) in the Company’s financial statements for Q2 2019, it is hereby stipulated that this capital gain (of a scope to be recorded) was not included in the Company’s forecast for net profit and EBITDA.

On the Group’s forecast in connection with EBITDA, attention is drawn to the revised definition of EBITDA as specified in comment (1) to the table in the update to Section 1.5.4(A). As noted there, as of January 1, 2019, and to enable the proper presentation of economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under Depreciation and Amortization, and ongoing losses from the impairment of broadcasting rights under Operating and General Expenses (in the Income Statement). On this matter, it is stipulated that ongoing losses from the impairment of assets will be classified under the same items in which expenses in respect of these assets were recorded in the past. The Company believes that in view of the forecast for continuing negative cash flows and negative value of activity in DBS and Walla, and in light of the fact that impairment is expected to continue in the future, this classification is more consistent with the method of presentation based on the nature of the expense and it is also more suited to understanding the Company’s business. It is further stipulated that expenses in respect of an impairment loss resulting from a one-time adjustment of the forecast for coming years, will be reclassified as Other Operating Expenses in the income statement. On this matter, see also Notes 3.1 and 5 to the Company’s financial statements for the period ended March 31, 2019. There is no change in the actual forecast in relation to EBITDA.

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restrictions

Section 1.7.2.1 – Structural separation - on a petition filed by the Company in the HCJ against the Ministry of Communications for the immediate cancellation of the structural separation in Bezeq Group - the State should have submitted its response to the petition (after receiving a postponement) by May 30, 2019. However on May 28, 2019, the Company received for response a draft application from the State for an additional postponement of the submittal of its response until July 30, 2019. The Company gave notice of its objection to this request. On this matter, see also Note 6 to the Company’s financial statements for the period ended March 31, 2019.

Section 1.7.2.2 - Marketing joint service bundles with a subsidiary - on the marketing of joint service bundles of Internet infrastructure together with ISP - on April 16, 2019, the Company submitted its comments whereby the solution is to market a reverse bundle which meets the customer’s basic requirements for assurance and continuity of service, which is not limited in time and allows the customer to disconnect at any time. On this matter, it is noted that on May 26, 2019, the Company received a preliminary supervisory report on the reverse bundle, for the Company’s response. According to the information in the report, its findings show that the Company ostensibly deviated from the provisions of Section 9A of its license (“Joint Service Bundle”) and the regulations prescribed on this subject. The Company is studying the report and will submit its response accordingly.

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Section 1.7.4.6 - Enforcement and financial sanctions - on April 17, 2019, a new request for information under the Consumer Protection Law was sent to the Company, stating that the Consumer Protection and Fair Trade Authority is conducting an investigation against the Company on suspicion of violation of the Consumer Protection Law, including a suspected breach on the subject of misleading consumers when a transaction is performed and the non-cancellation of transactions according to the law.

Section 1.8 - Bezeq Group’s business strategy

In Q1 2019, the Board of Directors continued to review, implement and update the Group’s business strategy. This, in part, in view of the ongoing decline in revenues in the domestic fixed-line sector, including a continuing decline in revenues from fixed-line telephony services and Internet services in the retail, and lower revenues in the quarter from wholesale Internet services (see update to Section 1.5.4), and the assessment that if the Company fails to implement additional streamlining and strategic measures, the decline in revenues from this segment of operation and in profitability is likely to continue in the coming years. The Company is working to formulate a plan to cope with this continuing trend.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

The estimates detailed above are forward-looking information which might be affected by various factors, including future changes in the Israeli market in general and in the communications market in particular, strategic and other measures that the Company and its subsidiaries might introduce, regulatory changes, changes in the Company’s competitive status, etc. Furthermore, the foregoing could be affected by the materialization of any of the risk factors listed in Sections 2.20, 3.19, 4.14 and 5.19 in Chapter A of the Periodic Report for 2018.

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.6.3 - Internet infrastructure

According to publications in the media, on May 13, 2019, HOT announced that it is starting to market a 500 Mbps high-speed Internet service.

Section 2.7.2 – Infrastructure and domestic fixed-line communications equipment

Following are several clarifications concerning deployment of the Company’s optical fibers - the main advantage of optical fiber over copper is the possibility of transmitting higher speeds. There are also operating advantages which are insignificant compared with this advantage. The reason for the Company’s decision to freeze the fiber deployment is that although the fiber deployment is now extensive, at the moment there is no economic justification for the Company to launch the service over these fibers in view of the major investments entailed in completing the deployment and operating the service on the one hand, and absence of the certainty necessary to pursue a business plan that is economically sustainable on the other. At the present time, the deployment of fibers by the Company’s competitors is intensifying competition in the areas of deployment with a negative impact for the Company. Nevertheless, the Company believes that due to its operational advantages, and principally the access to skilled, professional manpower, in the medium and long term its technological superiority will be preserved. The Company believes that at this point in time, placing the deployment on hold does not affect the Company’s compliance with the regulations, which are currently under review by the Minister of Communications (see below the update to the call for public comments). The Company believes that from such time as a decision is made to launch services based on the fiber network, it will be possible to reach significant cover2 of more than 50% of households in Israel within a period of 4-5 years.

The estimates detailed above are forward-looking information based on the Company’s assumptions and expectations, the materialization of which is uncertain. The information might be affected by various factors, including the Company’s future capabilities, changes in technology, regulatory decisions, etc. or the materialization of any of the risk factors detailed in Sections 2.20, 3.19, 4.14 and 5.19 of the Periodic Report for 2018.

On a call for public comments by the Ministry of Communications concerning the policy for the deployment of ultra-wide bandwidth infrastructure in Israel - on April 8, 2019, the Company submitted its comments on the secondary call for public comments, in which it stated that this issue cannot be based on the application of a universal obligation that is not economically viable. The Company set out principles for a dynamic regulatory mechanism the application of which will facilitate and encourage large-scale deployment of ultra-high-speed Internet infrastructures on the basis of business considerations and economic feasibility, rather than coercion.

Section 2.7.4 – Real estate

Sakia property - On May 5, 2019, the transaction was completed and checks were received in the amount of NIS 377 million (including VAT), constituting the full outstanding proceeds of the sale of the property. The checks for the outstanding amount were deposited in trust until the rights lien documents were submitted to the Registrar of Companies (after they were submitted the checks were released), with one check in the sum of NIS 150 million earmarked for immediate payment of the full betterment levy, without this derogating from and/or prejudicing the steps taken and/or to be taken by the Company to cancel or reduce this levy. Subsequently, the Company is expected to record a capital gain in its financial statements for Q2 2019. As mentioned in the Company’s previous reports, the capital gain to be recorded assuming that the Company will be required to pay the full demands is NIS 250 million, as against NIS 450 million if all the Company’s arguments in its objections are accepted. The Company is still assessing the capital gain to be recorded in its financial statements in Q2 2019. On this matter, see also Note 16 to the Company’s financial statements for the period ended March 31, 2019.

[2]	The percentage of households that are able to receive ultra-high-speed Internet service based on advanced technologies within a reasonable period given that suitable infrastructure is available in close proximity to them.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 2.9.5 - Officers and senior management in the Company

In the matter of compensation for attendance and annual compensation payable to directors serving in the Company and its subsidiaries (hereinafter together - “Directors Compensation”) - pursuant to changes in the figures for the equity of the Company and some of its subsidiaries, as they appear in their 2018 audited balance sheet, changes were made in the Directors Compensation, in accordance with the Companies (Rules for the Compensation and Expenses of External Directors) Regulations, 2000, and a resolution passed by a general meeting of the Company’s shareholders on September 17, 2018.

On May 3, 2019, the Chairman of the Board, Mr. Shlomo Rodav, informed the Company of his request and of a request from the Israel Lighterage & Supply Co. Ltd. (“Mr. Rodav” and “Lighterage”, respectively), a private company in which Mr. Rodav holds 50% of the means of control and through which Mr. Rodav provides the Company with services as Chairman of the Board, in accordance with the management agreement between Lighterage and the Company, to reduce the management fees to which Lighterage is entitled under the aforesaid agreement by 20% for the whole of 2019 (in other words - retroactively from the payment in respect of January 2019). For additional information about the management agreement, see an Immediate Report of the Company dated August 12, 2018, included here by way of reference, and Section 7D in Chapter D (Additional Information about the Company) in the Company’s Periodic Report for 2018. Furthermore, on May 29, 2019, the director Mr. Ami Barlev, announced that he will forgo his entitlement to any compensation payable to him for serving as a director in the Company, effective from June 1, 2019 until further notice.

On the convening of a special general meeting of the Company’s shareholders to re-approve the compensation policy for the Company’s senior officers – on May 23, 2019 the general meeting re-approved the compensation policy in accordance with Section 267A of the Companies Law, including updating the policy for three years, commencing January 1, 2019, as specified in the Company’s Supplementary Immediate Report dated May 15, 2019 on convening the meeting, included here by way of reference.

Section 2.9.6 - Labor disputes

On notice of a strike or stoppage received by the Company on January 23, 2019 - the parties are negotiating, and subsequent to a joint motion filed in the labor court, the hearing that was scheduled for April 2019 was postponed to June 2019.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13.6 - Credit rating

On April 8, 2019, Midroog Ltd. (“Midroog”) affirmed an Aa2.il rating for the Company’s debentures (Series 6, 7, 9, and 10) and it changed the rating outlook from stable to negative; on May 7, 2019, S&P Global Rating Maalot Ltd. (“Maalot”) affirmed the Company’s ilAA rating with a negative rating outlook. On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 8, 2019 (Midroog) and May 7, 2019 (Maalot).

Section 2.13.7 - the Company’s assessment for raising financing in 2019 and possible sources

On a resolution passed by the Company’s Board of Directors on March 27, 2019 concerning the filing of an application for permission to publish a supplementary prospectus based on its financial statements at December 31, 2018 - in view of the fact that discussions with the ISA in the context of the draft prospectus have not been completed, the application for permission is for the publication of a supplementary prospectus based on the Company’s financial statements at March 31, 2019.

On the convening of a general meeting for which the agenda includes approval for increasing the Company’s registered capital as a preliminary step towards raising potential capital through a rights issue - on April 8, 2019, the Company’s Board of Directors resolved, in view of discussions with shareholders that were held on the subject and as a response to their requests, that the subject of the increase in registered capital would be removed from the agenda of the general meeting.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 2.14 – Taxation

On a deferred tax asset in respect of losses in DBS, see Note 6 to the Company’s financial statements for the period ended March 31, 2019.

Section 2.16.1 - Control of Company tariffs

On May 19, 2019, the Ministry of Communications sent the Company a preliminary supervisory report on the subject of a price quote for transmission services. According to the supervisory report, for which the review commenced at the beginning of 2017, the Company ostensibly deviated from the provisions of its license by submitting a tender offer that includes reduced tariffs for transmission lines, that were not offered transparently to all its business customers. The ministry argues that it was unaware of the discount included in these tariffs, the discount did not appear in the price lists for the transmission service submitted to the ministry in recent years, and it does not comply with the test of reasonability, under the provisions of Section 17 of the Communications Law. The ministry further stated that it seems that this practice continues to the present time for other services as well, particularly in other tenders. The Company is reviewing the preliminary supervisory report and it has been given an option to comment on the supervisory report by June 20, 2019.

Section 2.16.1.8 - Wholesale market - on May 5, 2019, the Company submitted its comments on a hearing on tariffs for the wholesale market. In its comments, the Company pointed to material errors in the calculation and the underlying assumption concerning tariffs for the BSA service and the obligation to link the tariff for a technician’s visit to a relevant index; instead, the Company proposed a dynamic mechanism which addresses the model of demand in passive service as well (instead of the current assumption relating to demand the feasibility of which is unrealistic), and it submitted its objection to imposing the tariff retroactively.

Section 2.18 – Legal proceedings

Section 2.18.1 - Pending legal proceedings

Subsection A – On a motion to approve a class action alleging reporting omissions and the concealment of material information from the investing public - at a hearing that took place on May 22, 2019 on a motion filed by the Company for a re-hearing on the decision to certify the claim as a class action, the court proposed transferring the case for mediation. The parties are due to respond to the proposal.

Subsections B, H, I, K and M (stay of legal proceedings in view of the investigation by the Israel Securities Authority and Israel Police) - as per current decisions of the various courts, at this stage the proceedings are stayed until October 31, 2019.

Subsection C - on the motion from March 2018, alleging abuse of monopoly status, on March 28, 2019, the court ruled to stay the proceedings in the case in view of the ISA’s investigation and until any other decision is made the date for filing the response to the motion for certification was extended. The Attorney General’s representative was asked to update the court and the parties’ attorneys on this matter within 6 months from the date of the decision.

Subsection D - on a motion to certify a class action against the Company, alleging that the Company deliberately restricts the broadband speed for ISPs and refrains from repairing malfunctions on this matter - on April 30, 2019, the court issued a ruling in which it approved the Plaintiffs’ abandonment of the motion for certification after reaching the conclusion that there are evidential difficulties in conducting a proceeding against the Company, and this after inspecting the documents they received from the Company and the Company’s response to the motion.

Subsection J - on a class action that was filed in the USA against B Communications Ltd., the Company’s controlling shareholder, and senior executives therein, in which DBS and officers (past and present) of DBS and the Company, were also included - on March 28, 2019, the Company received notice of a ruling issued by a US court from that same date, which accepted the applications of DBS and the senior officers (past and present) of DBS and the Company, and it dismissed the claim against them outright, due to the absence of personal jurisdiction against them.

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.8.2 - Frequency usage rights

Subsection 3.8.2.5 - Tender for mobile radio telephony services over advanced bandwidths: Pelephone has begun to plan and prepare an outline for implementing 5G advanced data communications services. The outline is planned to be integrated with existing infrastructures and systems. The operation of these advanced services requires receiving additional frequency spectrum that the Ministry of Communications intends to allocate in the context of the tender. So far, the tender has not been published and its concrete conditions are unknown (and naturally, also its outcome).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 3.16 – Legal proceedings

Subsection E - motion to certify a class action alleging that Pelephone acted in a manner that amounted to harassment of a large consumer public by making repeated telephone calls aimed at recruiting customers - on May 28, 2019 a judgment was issued dismissing the motion.

In April 2019, a claim was filed in the Central District Court together with a motion for its certification as a class action against Pelephone and Bezeq International and against 6 other telecom companies (hereinafter together: “the Respondents”). The subject of the claim is the allegation that the Respondents neglect to inform their customers as necessary of the possible risks in use of the Internet and the option to subscribe to a free content filtering service, all this in contravention of the provisions of the Communications Law. Additionally, the Respondents provide a filtering service for websites and harmful content which, in their opinion, is inadequate. According to the petitioners, this represents, inter alia, a breach of the provisions of the Consumer Protection Law, breach of obligations under the Torts Ordinance, a breach of contract, and unjust enrichment. The overall loss assessment mentioned in the motion, for all the Respondents together as claimed, on the low side is tens of millions of shekels.

4.	Bezeq International – International communications, Internet and NEP services

Section 4.12 – Legal proceedings

On a new motion to certify a class action that was filed against Bezeq International and Pelephone on the subject of content filtering services, see the update to Section 3.16. Notably, in 2015, a motion to certify a class action against Bezeq International was filed on similar grounds which was certified as a class action in 2018 (described in Section 4.12(C) in the Description of Company Operations in the Company’s Periodic Report for 2018).

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.13 - Financing

In May 2019, the Company approved a credit facility or investment in the capital of DBS in the total amount of up to NIS 250 million, for a period of 15 months from April 1, 2019 through June 30, 2020. This approval is instead of similar approval given in February 2019 (and not in addition to it).

Section 5.17.1 - Pending legal proceedings

Subsection D - motion to certify a class action which includes a claim that fixed-period transactions were renewed automatically while charging customers unilaterally and without their consent - in April 2019, a judgment was handed down in which the court approved the compromise settlement.

Subsection G, H and J (Pending legal proceedings in view of the investigation by the ISA and Israel Police) - see the update to Section 2.18.1, subsection H, I and L.

Subsection I - on a motion to certify a class action which was filed in the USA - see the update to Section 2.18 J.

May 29, 2019
Date	“Bezeq” The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board of Directors

Dudu Mizrahi, CEO